November 6, 2020

VIA EDGAR

Office of Manufacturing

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Asia Timmons-Pierce

Re:	TS Innovation Acquisitions Corp. Registration Statement on Form S-1 Filed October 23, 2020, as amended File No. 333-249640

Dear Ms. Timmons-Pierce:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of TS Innovation Acquisitions Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., New York City time, on November 9, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Sullivan & Cromwell LLP, requests by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that, as of the date hereof, they have distributed approximately 464 copies of the Preliminary Prospectus dated November 5, 2020 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

BOFA SECURITIES, INC.

By:	/s/ Michele A.H. Allong
Name:	Michele A.H. Allong
Title:	Authorized Signatory

ALLEN & COMPANY LLC

By:	/s/ Peter DiIorio
Name:	Peter DiIorio
Title:	General Counsel

[Signature Page to Underwriters’ Acceleration Request Letter]